Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (each, a “Shareholder”) in the capital of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://meetnow.global/MMDUMQ9, subject to any adjournments or postponements thereof, for the following purposes:

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to receive and consider the annual report of management to Shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2024, and the report of the auditor thereon;

•	to elect directors of the Corporation for the ensuing year;

•	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

•	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and

•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only Shareholders of record as at the close of business on April 1, 2025, are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast, as it has done in recent years. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside the accompanying management information circular, you will find important and detailed instructions about how to participate at the Meeting.

Any Shareholder whose name appears on the register of shareholders of the Corporation (a “Registered Shareholder”) or duly appointed proxyholders of a Registered Shareholder will be able to attend, participate and vote at the virtual Meeting. Shareholders whose Common Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, a “Non-Registered Shareholder”) and who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without an Invite Code, duly appointed proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the duly appointed proxyholder with an Invite Code via email.

Registered Shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 2:30 p.m. (EDT) on May 2, 2025 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to Registered Shareholders for this Meeting through www.investorvote.com using the 15-digit Control Number located on the form of proxy.

Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for the deposit of proxies may be waived by the Chair, at her discretion, and without notice. Non-Registered Shareholders who wish to vote on any matter before the Meeting should contact the applicable intermediary in whose name their Common Shares are registered and carefully follow the instructions of such intermediary or its service company regarding how to vote, including when and where their voting instruction form is to be delivered.

DATED at Toronto, Ontario, this 3rd day of April, 2025.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer